Exhibit 99 Totals may not add because of rounding.

Acquisition of properties. Analogous reservoir Instruction to paragraph (a)(2) Bitumen Condensate Deterministic estimate Developed oil and gas reserves Supplemental definitions from the 2018 Petroleum Resources Management System: Developed Producing Reserves – Expected quantities to be recovered from completion intervals that are open and producing at the effective date of the estimate. Improved recovery Reserves are considered producing only after the improved recovery project is in operation. Developed Non-Producing Reserves – Shut-in and behind-pipe Reserves. Shut-in Reserves are expected to be recovered from (1) completion intervals that are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells that will require additional completion work or future re-completion before start of production with minor cost to access these reserves. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well. Development costs.

Development project Development well Economically producible Estimated ultimate recovery (EUR) Exploration costs Exploratory well Extension well Field Oil and gas producing activities (1) (2)

Instruction 1 to paragraph (a)(16)(i) Instruction 2 to paragraph (a)(16)(i): saleable hydrocarbons Possible reserves. Probable reserves.

Probabilistic estimate. Production costs Proved area. Proved oil and gas reserves.

Proved properties. Reasonable certainty. Reliable technology. Reserves. Note to paragraph (a)(26) Excerpted from the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas: 932-235-50-30 A standardized measure of discounted future net cash flows relating to an entity's interests in both of the following shall be disclosed as of the end of the year: a. Proved oil and gas reserves (see paragraphs 932-235-50-3 through 50-11B) b. Oil and gas subject to purchase under long-term supply, purchase, or similar agreements and contracts in which the entity participates in the operation of the properties on which the oil or gas is located or otherwise serves as the producer of those reserves (see paragraph 932-235-50-7). The standardized measure of discounted future net cash flows relating to those two types of interests in reserves may be combined for reporting purposes. 932-235-50-31 All of the following information shall be disclosed in the aggregate and for each geographic area for which reserve quantities are disclosed in accordance with paragraphs 932-235-50-3 through 50-11B: a. Future cash inflows. These shall be computed by applying prices used in estimating the entity's proved oil and gas reserves to the year-end quantities of those reserves. Future price changes shall be considered only to the extent provided by contractual arrangements in existence at year-end. b. Future development and production costs. These costs shall be computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions. If estimated development expenditures are significant, they shall be presented separately from estimated production costs. c. Future income tax expenses. These expenses shall be computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to the entity's proved oil and gas reserves, less the tax basis of the properties involved. The future income tax expenses shall give effect to tax deductions and tax credits and allowances relating to the entity's proved oil and gas reserves. d. Future net cash flows. These amounts are the result of subtracting future development and production costs and future income tax expenses from future cash inflows.

e. Discount. This amount shall be derived from using a discount rate of 10 percent a year to reflect the timing of the future net cash flows relating to proved oil and gas reserves. f. Standardized measure of discounted future net cash flows. This amount is the future net cash flows less the computed discount. Reservoir. Resources. Service well. Stratigraphic test well. Undeveloped oil and gas reserves. From the SEC's Compliance and Disclosure Interpretations (October 26, 2009): Although several types of projects — such as constructing offshore platforms and development in urban areas, remote locations or environmentally sensitive locations — by their nature customarily take a longer time to develop and therefore often do justify longer time periods, this determination must always take into consideration all of the facts and circumstances. No particular type of project per se justifies a longer time period, and any extension beyond five years should be the exception, and not the rule. Factors that a company should consider in determining whether or not circumstances justify recognizing reserves even though development may extend past five years include, but are not limited to, the following: The company's level of ongoing significant development activities in the area to be developed (for example, drilling only the minimum number of wells necessary to maintain the lease generally would not constitute significant development activities); The company's historical record at completing development of comparable long-term projects; The amount of time in which the company has maintained the leases, or booked the reserves, without significant development activities; The extent to which the company has followed a previously adopted development plan (for example, if a company has changed its development plan several times without taking significant steps to implement any of those plans, recognizing proved undeveloped reserves typically would not be appropriate); and The extent to which delays in development are caused by external factors related to the physical operating environment (for example, restrictions on development on Federal lands, but not obtaining government permits), rather than by internal factors (for example, shifting resources to develop properties with higher priority). Unproved properties.